金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

GOLD PEAK

June 24, 2002

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 26 2002
WASH. D.C. 154 SECTION

EXEMPTION # 82-3604

[redacted]

02042239

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement "1999/2000 Final Results of GP Industries Limited"	June 18, 2002
Announcement "1999/2000 Final Results"	June 20, 2002

Thank you for your attention.

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

dlw 6/28

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: http://www.goldpeak.com

Exemption#82-3604

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

2001/2002 FINAL RESULTS ANNOUNCEMENT

HIGHLIGHTS

Year 2001/2002 was a difficult period for most of the businesses within the Group. Following the tragic events of September 11, an already slow global market deteriorated even further, while price competition remained keen. As a result, the Group experienced one of the toughest years in its recent history.

- Despite the difficult market conditions, all the major divisions remained profitable.
- Consolidated turnover for the year decreased by 8.6% to HK$1,602 million.
- Profit attributable to shareholders decreased by 42.2% to HK$37.4 million. This included an exceptional loss of HK$22.6 million related to GP Industries' disposal and revaluation of marketable securities listed on an overseas stock exchange.
- Basic EPS decreased by 44.4% to 7.03 Hong Kong cents.
- Proposed final dividend: 1.5 Hong Kong cents.
- Looking ahead, we believe the worst is over and the Group remains positive about its medium to long-term business prospects.

BUSINESS REVIEW

GP Industries – 86.5% owned by Gold Peak

- GP Industries' overall performance was affected by the slowdown in the US economy and intense price competition. Reported in Singapore dollars, turnover decreased by 12.2% and consolidated net profit after taxation and minority interests attributable to shareholders dropped by 22.1%.
- The result included an exceptional loss of S$4.9 million (approximately HK$20.7 million) that arose from the disposal and revaluation of marketable securities listed on an overseas stock exchange. The sales proceeds of approximately S$22.5 million (approximately HK$95.3 million) would be used as additional working capital.
- During the year, GP Industries' major associates, GP Batteries International Limited and Clipsal Industries (Holdings) Limited, each acquired a 3% interest in TCL Holdings Corporation Limited of Huizhou, China, a leading conglomerate in consumer electronics, mobile phones and electrical appliances. The total consideration for the two investments was RMB98.52 million (approximately HK$92.6 million).

Electronics Division

- Sales of electronics and components decreased by 25% but operating profit improved. Sales of consumer audio products decreased but was partly offset by stronger sales of professional audio products. The improved profitability was achieved mainly by the consolidation of two audio factories into one in Huizhou, China. Its 41.6%-owned car audio joint venture in Xuzhou, China performed steadily and preparation work for a listing on the Shanghai Stock Exchange in China progressed smoothly.
- For the automotive wire harness business, export sales decreased slightly and profit margins decreased as a result of price competition and a weakened yen. In China, sales and profit contribution of associates rose significantly due to strong domestic demand from the automotive industry. The LTK cable business also experienced a slowdown due to soft demand for computer and LAN cable products.
- In the UK, the branded speakers business registered sales growth of 6% but reported a loss due to much tougher market conditions in Asia and the US.
- The Taiwan speaker company, Meiloon Industrial Company Limited, in which GP Industries owns 15.4% continued to perform satisfactorily with net profit increased by 4.6% over the previous year.

GP Batteries – 47.9% owned by GP Industries

- GP Batteries' overall performance was affected by the sluggish demand for electronic products worldwide in the second half of the year. Reported in Singapore dollars, turnover and consolidated net profit after taxation and minority interests decreased by 6.8% and 30.2% respectively.
- Despite a decline in world markets, Hong Kong and China registered a moderate growth of 3.5% in turnover. Alkaline 9-volt batteries also recorded a healthy growth of 24% due to strong demand from private-label customers. The Lithium Ion ("Li-ion") battery plant in Taiwan commenced commercial production of cylindrical Li-ion cells towards the end of the financial year.
- In December 2001, it acquired the assets and intellectual properties of a Thin Metal Film Lead Acid battery company in the US, enabling it to offer a superior emergency starter battery for the automotive industry.

Clipsal Industries – 49.4% owned by GP Industries

- Market conditions for Clipsal Industries continued to be tough as building activities declined in some Asian markets. Competition remained intense and margins were under pressure. However, the China market was stable and the business environment in the Middle East was strong. Vietnam continued on an upward trend and the Australian building industry began to recover in the second half.
- Turnover for the year ended December 31, 2001 registered a decrease of 3.6%. Consolidated net profit, after taxation and minority interests attributable to shareholders, decreased by 15.2%. This included a net exceptional gain of S$8.5 million (approximately HK$36 million) arising mainly from an adjustment for amortization of intangible assets of an associated company.
- Despite the adverse environment, Clipsal Industries maintained its leading market position and competitiveness by successfully streamlining its manufacturing operations and reducing costs. It also initiated new marketing strategies and expanded its product range. New sales companies were established in Hong Kong and Singapore to capture opportunities in high growth areas such as C-Bus systems for intelligent buildings and datacom products.

Technology & Strategic Division

- Lighthouse Technologies Limited, a 51%-owned subsidiary of the Group, achieved a strong result during the first half of the year but the business slowed down after the September 11 events. For the whole year, it registered a growth of 13% in turnover.
- The electrical and electronics distribution business in which the Group invested last year performed satisfactorily.

PROSPECTS

There are recent signs of recovery in the US economy although the global business environment remains volatile and highly competitive. The

Technology & Strategic Division

- Lighthouse Technologies Limited, a 51%-owned subsidiary of the Group, achieved a strong result during the first half of the year but the business slowed down after the September 11 events. For the whole year, it registered a growth of 13% in turnover.
- The electrical and electronics distribution business in which the Group invested last year performed satisfactorily.

PROSPECTS

There are recent signs of recovery in the US economy although the global business environment remains volatile and highly competitive. The Group expects sales and profitability to improve during the current financial year and remains positive about the mid to long-term prospects for its businesses. Our various business divisions will continue to maximize their synergies, increase their market share and improve their cost competitiveness. At the same time, the Group will continue to invest in further strengthening its manufacturing and distribution capabilities in the region.

China will be a critical market for us in the next few years. On the marketing side, we have to invest more aggressively on brand building and distribution development. On the manufacturing side, we have to always remain fully competitive against the best of the local competitors, who are developing rapidly. Technology, design, quality and service will play vital roles. Emphasis will also be placed on attracting and developing top local talents.

We are committed to further strengthening our leadership position and capturing the growth opportunities in Asia. We will also continue to look selectively for new investment opportunities to further broaden our earnings base and strengthen our market position in its respective industries.

Barring unforeseen circumstances, the Group expects to remain profitable in the current financial year.

CONSOLIDATED INCOME STATEMENT

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the audited consolidated income statement of the Company and its subsidiaries (the "Group") for the year ended March 31, 2002 as follows:–

	Notes	2002 *HK$'000*	2001 *HK$'000* *(As restated)*
Turnover	2	**1,601,627**	1,752,777
Cost of Sales		**(1,261,424)**	(1,412,556)
Gross Profit		**340,203**	340,221
Other Revenue	3	**78,572**	87,683
Distribution Costs		**(118,479)**	(92,500)
Administrative Expenses		**(213,241)**	(202,954)
Other Operating Expenses	4	**(29,092)**	(21,835)
Profit from Operations	5	**57,963**	110,615
Finance Costs		**(108,856)**	(145,989)
Share of Results of Associates		**147,582**	176,329
Amortisation of Goodwill/Negative Goodwill on Acquisition of Associates		**(5,662)**	(10,185)
Net Loss on Disposal/Deemed Partial Disposal of Subsidiaries and Associates		**(659)**	(663)
Profit Before Taxation		**90,368**	130,107
Taxation	6	**(35,379)**	(36,577)
Profit Before Minority Interests		**54,989**	93,530
Minority Interests		**(17,623)**	(28,889)
Net Profit for the Year		**37,366**	64,641
Dividends			
Interim		**13,298**	16,261
Final		**7,979**	21,266
		21,277	37,527
Earnings Per Share (cents)	7		
Basic		**7.03**	12.64
Diluted		**6.98**	11.90

Notes:–

1. **Significant Accounting Policies**

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended March 31, 2001 except the following new and revised accounting standards which have been adopted for the first time in the current year:

(i) *SSAP No.9 (Revised) Events after the Balance Sheet Date ("SSAP No.9 (Revised)")*

In adopting SSAP No.9 (Revised), dividends declared after the balance sheet date but before the financial report was authorised for issue should be disclosed as a separate component of equity. In prior years, dividends declared by the Company after the balance sheet date but before the financial report was authorised for issue were recognised as liabilities in the balance sheet. The adoption of SSAP No.9 (Revised) has been applied retrospectively and resulted in increases in shareholders' funds of the Group of HK$33,243,000 at April 1,2000 and of HK$21,266,000 at April 1, 2001 respectively.

In addition, the adoption of SSAP No.9 (Revised) has resulted in the derecognition of dividends declared by an associate of the Group after the balance sheet date but before the financial report was authorised for issue. The amount of the dividends derecognised for the Group amounted to HK$9,373,000 at March 31, 2001 and this amount was reclassified from dividend receivable to interest in associates. The amount of dividend derecognised which contributed to the minority interests of the Group amounted to HK$11,455,000 and HK$3,898,000 at April 1, 2000 and April 1, 2001 respectively.

(ii) *SSAP No. 30 "Business Combinations" ("SSAP No.30") and SSAP No. 31 "Impairment of Assets" ("SSAP No. 31")*

In adopting SSAP No. 30, the Group has applied the transitional relief provided by paragraph 88 of SSAP No. 30 not to restate goodwill or negative goodwill arising from the acquisition of subsidiaries and identified business units which were written off against or credited to goodwill (capital) reserve. However, as a result of adopting SSAP No. 31, any identified impairment losses in respect of goodwill that arose between the date of acquisition of the relevant subsidiaries and identified business units and the date of adoption of SSAP No. 30 have been recognised retrospectively. An amount of HK$5,073,000 representing the resulting impairment loss was adjusted and charged to the accumulated profits at April 1, 2000 and this did not result in any change of the Group's shareholders' funds on the same date.

In the prior years, the Group did not amortise the premium or discount arising from acquisition of associates and the adoption of SSAP No. 30 has resulted in a change of the accounting policy of the Group over such premium or discount. Accordingly, the Group has applied it retrospectively to amortise the premium or discount arising from the acquisition of associates over their estimated useful lives of not more than 20 years. This resulted in a net decrease of HK$10,185,000 of the net profit of the Group for the year ended March 31, 2001 and the shareholders' funds of the Group decreased by HK$67,587,000 and HK$77,772,000 at April 1, 2000 and April 1, 2001 respectively after the reversal of impairment loss of HK$3,389,000 for the fully amortised premium in the previous years.

2. **Segmental Information**

(i) *Primary segment information for the Group based on business segments*

For the year ended March 31, 2002

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Battery *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	338,676	1,262,951	–	–	–	1,601,627
Inter segment sales	163	584	–	–	(747)	0
Total Sales	338,839	1,263,535	–	–	(747)	1,601,627
Results						
Segment results	46,653	(6,207)	–	–	–	40,446
Unallocated corporate expenses						(19,172)
Other income						36,689
Profit from operations						57,963
Finance costs – segment	(9,182)	(47,518)	–	–	–	(56,700)
– corporate						(52,156)
Share of results of associates	(8,518)	80,780	38,732	36,588	–	147,582
Amortisation of goodwill/negative goodwill on acquisition of associates						(5,662)
Net loss on disposal/deemed partial disposal of subsidiaries and associates						(659)
Profit before taxation						90,368
Taxation						(35,379)
Profit before minority interests						54,989
Minority interests						(17,623)
Net profit for the year						37,366

For the year ended March 31, 2001

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Battery *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	284,831	1,467,946	–	–	–	1,752,777
Inter segment sales	558	306	–	–	(864)	0
Total Sales	285,389	1,468,252	–	–	(864)	1,752,777
Results						
Segment results	38,600	35,997	–	–	–	74,597
Unallocated corporate expenses						(21,268)
Other income						57,286
Profit from operations						110,615
Finance costs – segment	(7,007)	(57,771)	–	–	–	(64,778)
– corporate						(81,211)
Share of results of associates	(2,087)	85,745	53,722	38,949	–	176,329
Amortisation of goodwill/negative goodwill on acquisition of associates						(10,185)
Net loss on disposal/deemed partial disposal of subsidiaries and associates						(663)
Profit before taxation						130,107
Taxation						(36,577)
Profit before minority interests						93,530
Minority interests						(28,889)
Net profit for the year						64,641

(ii) *Secondary segment information for the Group based on geographical segments*

	Turnover		Profit (loss) before taxation	
	2002 *HK$'000*	*2001* *HK$'000*	*2002* *HK$'000*	*2001* *HK$'000* *(As restated)*
The People's Republic of China				
– Hong Kong	133,044	177,355	4,904	17,024
– Mainland China	105,424	79,759	24,411	17,514
Other Asian countries	574,462	609,901	16,706	39,654
Europe	423,790	431,458	2,724	20,282
North & South America	328,264	380,442	13,003	27,365
Australia & New Zealand	32,077	61,562	28,809	6,186
Others	4,566	12,300	(189)	2,082
	1,601,627	1,752,777	90,368	130,107

3. **Other Revenue**

Other revenue includes the following:

	2002 *HK$'000*	*2001* *HK$'000*
Dividend income from investment in securities	5,259	3,170

4. **Other Operating Expenses**

	2002 *HK$'000*	*2001* *HK$'000*
Deficit on valuation of investment properties	360	1,141
Net realised loss (gain) on disposal of other investments	10,924	(4,129)
Net unrealised holding loss on other investments	17,775	24,823
Amortisation of goodwill on acquisition of subsidiaries/business	33	–
	29,092	21,835

5. Profi

4. Other Operating Expenses

	2002 HK$'000	2001 HK$'000
Deficit on valuation of investment properties	360	1,141
Net realised loss (gain) on disposal of other investments	10,924	(4,129)
Net unrealised holding loss on other investments	17,775	24,823
Amortisation of goodwill on acquisition of subsidiaries/business	33	-
	29,092	21,835

5. Profit from Operations

Profit from operations has been arrived at after charging:

	2002 HK$'000	2001 HK$'000
Amortisation of deferred expenditure	9,399	10,428
Amortisation of trademarks	4,183	4,183
Depreciation and amortisation on:		
Owned assets	44,310	44,290
Assets held under finance leases	3,277	3,631

6. Taxation

	2002 HK$'000	2001 HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax	3,580	5,529
Taxation in jurisdictions other than Hong Kong	6,158	6,123
Deferred taxation	1,724	1,550
	11,462	13,202
Share of taxation of associates:		
Hong Kong Profits Tax	2,763	8,130
Taxation in jurisdictions other than Hong Kong	21,154	15,245
	23,917	23,375
	35,379	36,577

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. Earnings Per Share

The calculation of the basic and diluted earnings per share for the year ended March 31, 2002 and 2001 is computed based on the following data:

Earnings	2002 HK$'000	2001 HK$'000 (As restated)
Net profit for the year and earnings for the purpose of basic earnings per share	37,366	64,641
Effect of dilutive potential shares:		
Adjustment to the share of result of subsidiaries and associates based on the dilution of its earnings per share	(152)	(227)
Convertible note	-	993
Earnings for the purpose of diluted earnings per share	37,214	65,407
Number of Shares	'000	'000
Weighted average number of shares for the purpose of basic earnings per share	531,831	511,292
Effect of dilutive potential shares:		
Share options	948	1,980
Convertible note	-	36,364
Weighted average number of shares for the purpose of diluted earnings per share	532,779	549,636

SUMMARY OF RESULTS

The Group's turnover for the year ended March 31, 2002 amounted to HK$1,601.6 million, decreased by 8.6% over the previous year. The consolidated profit attributable to shareholders was HK$37.4 million, decreased by 42.2% when compared with the restated consolidated net profit of HK$64.6 million for the previous year. Basic earnings per share for the year amounted to 7.0 cents as compared to 12.6 cents as restated for the previous year.

FINANCIAL REVIEW

During the year, the Group's net bank borrowings increased slightly by HK$77 million to HK$1,883 million. As at March 31, 2002, the aggregate of the Group's shareholders' fund and minority interests was HK$1,177 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.60. The gearing ratios of the Company and GP Industries were 0.93 and 0.58 whereas those of GP Batteries and Clipsal Industries were 0.70 and 0.49 (as at December 31, 2001) respectively. There were no significant changes in the gearing ratios when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associated companies continued their prudent policy on foreign exchange risks. Forward contracts, local currency borrowings and local sourcing have been arranged to minimize foreign exchange risks as appropriate. At March 31, 2002, 28% (March 31, 2001: 49%) of the Group's bank borrowings was revolving or repayable within one year whereas 72% (March 31, 2001: 51%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 67% and 20% of the Group's bank borrowings are in US dollars and Hong Kong dollars respectively.

DIVIDENDS

An interim dividend of 2.5 cents (2001: 3.0 cents) per share was paid in February 2002.

The Board proposes at the forthcoming Annual General Meeting the payment of a final dividend of 1.5 cents (2001: 4.0 cents) per share to shareholders on the Register of Shareholders of the Company on September 12, 2002, making a total dividend of 4.0 cents (2001: 7.0 cents) per share for the whole year. If approved at the forthcoming Annual General Meeting, the proposed final dividend will be paid on or about September 24, 2002.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on September 12, 2002.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from September 9, 2002 to September 12, 2002, both days inclusive, during which period no transfer will be effected.

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at 2401 Prince's Building, Central, Hong Kong not later than 4:00 p.m. on September 6, 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year.

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Wong Man Kit
Company Secretary

Hong Kong, June 20, 2002
www.goldpeak.com

Exemption#82-3604

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

Announcement of 2001/2002 Final Results of GP Industries Limited

Pursuant to paragraph 2 of the Listing Agreement, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries"), a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the year ended March 31, 2002 as follows:-

	2001/2002		2000/2001		
	S$'000	*HK$'000*	*S$'000*	*HK$'000*	*(Note)*
Turnover	298,426	1,263,535	339,802	1,467,945	
Operating Loss	(6,748)	(28,573)	(5,040)	(21,773)	
Exceptional Items	(4,868)	(20,610)	-	-	
Share of Results of Associated Companies	36,705	155,410	33,565	145,001	
Profit before Taxation	25,089	106,227	28,525	123,228	
Taxation	(7,345)	(31,101)	(6,030)	(26,050)	
Profit after Taxation	17,744	75,126	22,495	97,178	
Minority Interests	(400)	(1,692)	(235)	(1,015)	
Profit Attributable to Shareholders	17,344	73,434	22,260	96,163	
	S cents	*HK cents*	*S cents*	*HK cents*	*(Note)*
Earnings per share	3.88	16.44	5.54	23.93	
Dividend per share					
Interim	1.20	5.08	1.35	5.83	
Final (Proposed)	1.00	4.23	1.40	6.05	
	2.20	9.31	2.75	11.88	

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

Review of Results

During the year under review, most of GP Industries' businesses were impacted by the slowdown in the US economy and intense price competition. The slowdown was worsened by the tragic events of September 11 and persisted until the end of the financial year. Despite decreased sales and pressure on profit margins, GP Industries managed to stay profitable.

GP Industries' turnover for the year ended March 31, 2002 was S$298.4 million, a decrease of 12.2% over the previous year. The consolidated net profit after taxation and minority interests attributable to shareholders decreased by 22.1% to S$17.3 million. This included an exceptional loss of S$4.9 million that arose mainly from the disposal and revaluation of marketable securities listed on an overseas stock exchange.

Share of profits from associated companies, however, increased by 9.4% over the previous year to S$36.7 million. The increase was due mainly to the share based on the full year results of Clipsal Industries (Holdings) Limited and GP Batteries International Limited in the current year compared with nine months' results in the corresponding period last year. Contributions from other associated companies dropped by 3.9%

Interest on borrowings during the year amounted to S$10.8 million, a decrease of 13.8 % over the previous year due to a series of interest rate cuts.

Basic earnings per share, based on the total profit after tax of S$17.3 million for the year and the weighted average number of 446,737,936 shares (2001: 401,731,821 shares) outstanding for the current year, amounted to 3.88 Singapore cents, compared to 5.54 Singapore cents last year.

Review of Operations

Electronics Division

Sales of electronics and components decreased by 25% but operating profit improved. This was achieved mainly by stronger sales of professional audio products and improved cost-effectiveness after the consolidation of two audio factories into one in Huizhou, China.

Contribution from the component business decreased slightly as demand for components used in CD, CD-ROM and DVD players slackened. GP Industries' 41.6%-owned car audio joint venture in Xuzhou, China performed steadily and preparation work for a listing on the Shanghai Stock Exchange in China progressed smoothly.

For the automotive wire harness business, export sales decreased slightly and profit margins decreased as a result of price competition and a weakened yen. Sales and profit contribution of associates in China rose significantly due to strong demand from the automotive industry. The LTK cable business also experienced a slowdown due to softening demand for computer and LAN cable products.

In the UK, the branded speakers business registered sales growth of 6% but reported a loss due to much tougher market conditions in Asia and the US.

GP Batteries

During the year, GP Batteries' overall performance was affected by the sluggish demand for electronic products worldwide in the second half of the year. Compared to the previous year, its turnover and profit decreased by 6.8% and 30.2% respectively. Despite a decline in world markets, Hong Kong and China registered a moderate growth of 3.5% in turnover. Alkaline 9-volt batteries also recorded a healthy growth of 24% due to strong demand from private-label customers. The Lithium Ion ("Li-ion") battery plant in Taiwan commenced commercial production of cylindrical Li-ion cells towards the end of the year. In December 2001, GP Batteries acquired the assets and intellectual properties of a Thin Metal Film ("TMF") Lead Acid battery company in the US, enabling it to offer a superior emergency starter battery for the automobile industry.

Clipsal Industries

Market conditions for Clipsal Industries continued to be tough as building activities declined in some Asian markets. Competition remained intense and margins were under pressure. However, the China market was stable and the business environment in the Middle East was strong. Vietnam continued on an upward trend and the Australian building industry began to recover in the second half. Turnover for the year ended December 31, 2001 registered a slight decrease of 3.6%. Consolidated net profit, after taxation and minority interests attributable to shareholders, decreased by 15.2%. This included a net exceptional gain of S$8.5 million arising mainly from an adjustment for amortization of intangible assets of an associated company. Despite the competitive environment, Clipsal Industries maintained its leading market position and competitiveness by successfully streamlining its manufacturing operations and reducing costs. It also initiated new marketing strategies and expanded its product range. New sales companies were established in Hong Kong and Singapore to capture opportunities in high growth areas such as C-Bus systems for intelligent buildings and datacom products.

Other Investments

During the year under review, GP Batteries and Clipsal Industries each acquired a 3% interest in TCL Holdings Corporation Limited of Huizhou, China, a leading conglomerate in consumer electronics, mobile phones and electrical appliances. The total consideration was RMB98.52 million (approximately S$22 million) for the two investments.

Prospects

The recession in the US appears to be bottoming out as evidenced by sales recovery since the beginning of the current financial year although price competition remains keen. GP Industries remains positive about its medium to long-term business outlook.

The Electronics Division is expected to perform satisfactorily in the year ahead. Sales of professional audio and branded speaker products are expected to continue growing and the automotive wire harness business is expected to remain steady. The LTK cable business is expected to resume its growth in the current financial year with the introduction of more new products. The component business is also expected to recover satisfactorily.

GP Batteries is cautiously optimistic about its business outlook as there are signs of economic recovery, especially in the OEM market. Demand for its Li-ion and Nickel Metal Hydride batteries is expected to grow. It will continue to capitalise on the strong growth from private-label customers and develop the China market. It will step up its efforts in exploring opportunities for electric vehicle batteries and the TMF Lead Acid batteries.

At Clipsal Industries, market conditions in Asia are expected to continue to be volatile in the short term and pricing will likely remain highly competitive in most of its markets. With the exception of China, the building industry in most Asian countries is expected to remain slow. However, Clipsal Industries will continue to grow its market share and efforts will be made to expand its product ranges, streamline its operational efficiency and reduce costs. Contributions from new products such as the C-Bus intelligent building products, datacom products, structured cabling systems and lighting products are expected to increase.

Barring unforeseen circumstances, the Directors of GP Industries expect GP Industries to continue to achieve profitable results in the current financial year.

By Order of the Board
Wong Man Kit
Company Secretary

Hong Kong, June 18, 2002

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